575 Madison Avenue New York, NY 10022-2585 212.940.8800 tel 212.940.8776 fax

Peter J. Shea peter.shea@kattenlaw.com 212.940.6447 direct 212.894.5724 fax

September 9, 2015

VIA EDGAR

Securities and Exchange Commission

Washington, D.C. 20549

Freedom Capital Corporation

Supplemental Response Concerning Expense Support Disclosures

File Nos. 333-202461 and 814-01137

Dear Ladies and Gentlemen:

On behalf of our client, Freedom Capital Corporation (the “Fund”) advised by Freedom Capital Investment Advisors LLC (the “Advisor”), we are providing the Fund’s supplemental response to oral comments delivered to the undersigned by Mr. Asen Parachkevov, Attorney Advisor, on September 9, 2015. The oral comments relate to Pre-Effective Amendment No. 2 under the Securities Act of 1933 to the Fund’s Registration Statement on Form N-2 (the “Registration Statement”) that was filed on August 13, 2015 (File No. 333-202461) with the Securities and Exchange Commission (the “SEC”).

In the following discussion, we have summarized the staff’s oral comments in bold and provided the Fund’s response immediately thereafter. The comments have been numbered for convenience. Capitalized terms used in this letter but otherwise not defined herein are used with the meanings ascribed to them in the Registration Statement.

CHARLOTTE	CHICAGO	IRVING	LONDON	LOS ANGELES	NEW YORK	OAKLAND	ORANGE COUNTY	SHANGHAI	WASHINGTON, DC	WWW.KATTENLAW.COM

LONDON AFFILIATE: KATTEN MUCHIN ROSENMAN UK LLP

A limited liability partnership including professional corporations

Securities and Exchange Commission

September 9, 2015

Expense Support and Conditional Reimbursement Agreement

1.         Please confirm that the purpose of the Expense Support and Conditional Reimbursement Agreement (the “Expense Support Agreement”) is accurately described in the prospectus as providing protection against distributions to shareholders being composed of returns of capital for generally accepted accounting principles purposes and not to prevent returns of capital for tax purposes.

The Fund confirms that the prospectus accurately describes the purpose of the Expense Support Agreement as providing protection against distributions to shareholders being composed of returns of capital for generally accepted accounting principles (“GAAP”) purposes. The Advisor is not obligated to provide fee waivers or reimburse Fund expenses to prevent distributions to Fund shareholders from constituting returns of capital for tax purposes. The definition of “Available Operating Funds” contained in Section 1(c) of the Expense Support Agreement supports the stated purpose of the agreement. Clause (iii) of Section 1(c) specifically provides that dividends or distributions from the Fund’s portfolio investments that are neither net investment company taxable income nor net capital gains are also considered to be funds available for Fund stockholder distributions. Clause (iii) dividends and distributions may be returns of capital to the Fund for tax purposes. Clause (iii) clearly contemplates that Fund distributions may constitute returns of capital for tax purposes, but the entirety of Section 1(c) excludes from the funds available for Fund distributions offering proceeds or borrowings so that no Fund distribution is a return of capital for purposes of GAAP.

Prospectus Cover Page

2.         Please revise the cover page of the final prospectus so that there is a clear statement as to the purpose of the Expense Support Agreement. Moreover, please revise the first paragraph appearing after the bullet points on the cover page of the final prospectus to provide additional context concerning the Expense Support Agreement and to reconcile that disclosure to disclosures appearing elsewhere in the final prospectus concerning the sources of funds for distributions.

The first paragraph appearing after the bullet points on the prospectus cover will be revised in the final prospectus to read as follows:

The expense reimbursement agreement by Freedom Capital Investment Advisors LLC to waive its fees and reimburse certain of our expenses is intended to prevent our distributions from being comprised of offering proceeds and borrowings so that our distributions will not constitute returns of capital for generally accepted accounting principles purposes.   Freedom Capital Investment Advisors LLC is under no obligation to waive its fees and reimburse certain of our expenses to

Securities and Exchange Commission

September 9, 2015

prevent our distributions from constituting returns of capital for tax purposes. To the extent we or Freedom Capital Investment Advisors LLC terminate the expense reimbursement agreement or Freedom Capital Investment Advisors LLC otherwise fails to waive its fees or reimburse certain of our expenses as expected, our distributions may be funded from unlimited amounts of offering proceeds or borrowings, which may reduce the amount of capital available to us for investment. To the extent such distributions exceed our earnings, they may constitute a return of capital for tax purposes. Moreover, because certain investments we may make, including preferred and common equity investments, may generate distributions to us that are treated for tax purposes as a return of capital, a portion of our distributions to stockholders may exceed our earnings and also be deemed to constitute a return of capital for tax purposes. Under these circumstances, Freedom Capital Investment Advisors LLC will not reimburse us for the portion of such distributions to stockholders that represent a return of capital for tax purposes, as the purpose of the expense reimbursement arrangement is to provide distributions to stockholders that are not sourced from offering proceeds or borrowings. Any capital returned to you through distributions will be distributed after payment of fees and expenses. A return of capital is a return of a portion of your original investment in the Company and this may reduce the tax basis of your investment. As a result of any reduction of the tax basis of your shares, you may be subject to tax if you sell your shares in the Company, even if they are sold at an amount that is less than your initial cost of the shares.

The Fund will make conforming changes in response to the foregoing comments throughout the prospectus as necessary.

The Fund acknowledges that the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

September 9, 2015

Please do not hesitate to contact me at (212) 940-6447 if you have any questions or comments with respect to the foregoing responses or to the Registration Statement.

Very truly yours,

/s/ Peter J. Shea

Peter J. Shea

Cc:	Mr. Asen Parachkevov Mr. Jeffrey McClure Mr. Robert Amweg